Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended March 31,	Year Ended December 31,
	2010	2009	2008	2007		2006		2005
Earnings before income taxes	$185.8	$587.0	$652.4	$663.2		$634.8		$618.4
Fixed charges	14.3	101.3	45.6	2.7		2.8		1.9

Subtotal	200.1	688.3	698.0	665.9		637.6		620.3
Less: capitalized interest	(0.4)	(0.9)	—	—		—		—

Total Earnings	$199.7	$687.4	$698.0	$665.9		$637.6		$620.3

Fixed charges:
Interest expense	$13.3	$96.8	$43.3	$—		$—		$—
Estimated interest within rental expense	1.0	4.5	2.3	2.7		2.8		1.9

Total Fixed Charges	$14.3	$101.3	$45.6	$2.7		$2.8		$1.9

Ratio of Earnings to Fixed Charges	14.0	6.8	15.3	N/M	(1)	N/M	(1)	N/M	(1)

(1)	The ratios of earnings to fixed charges prior to 2008 are not meaningful. Fixed charges were very small and consequently the ratios calculated are greater than 100.